EXHIBIT 12.3

PACCAR and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS
(Millions of Dollars)

	Nine Months Ended
	September 30
	2006	2005
FIXED CHARGES
Interest expense - PACCAR and Subsidiaries (1)	$216.7	$131.8
Portion of rentals deemed interest	13.5	10.9

TOTAL FIXED CHARGES	$230.2	$142.7

EARNINGS
Income before taxes - PACCAR and Subsidiaries (2)	$1,619.3	$1,323.8
Fixed charges	230.2	142.7

EARNINGS AS DEFINED	$1,849.5	$1,466.5

RATIO OF EARNINGS TO FIXED CHARGES	8.03X	10.28X

(1)                                  Exclusive of interest, if any, paid to PACCAR.

(2)                                  Includes before-tax earnings of wholly-owned subsidiaries.